555 East Airtex Drive
Houston, Texas 77073

Tel: 832.234.3600
Fax: 832.234.0088

Via EDGAR and Federal Express

July 27, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Susser Petroleum Partners LP

Registration Statement on Form S-1

Filed June 22, 2012

File No. 333-182276

Ladies and Gentlemen:

Set forth below are the responses of Susser Petroleum Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2012, with respect to the Registration Statement on Form S-1, File No. 333-182276, initially filed with the Commission on June 22, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we will hand deliver three copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-1 Filed June 22, 2012

General

1.                                      With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Note that you will need to allow time for our review once you file all these documents.

Response:

We filed the following exhibits with Amendment No. 1:

•        Exhibit 10.2 — Form of Susser Petroleum Partners LP 2012 Long-Term Incentive Plan

•        Exhibit 10.8 — Branded Marketer Agreement between Susser Petroleum Company LLC and Chevron Products Company effective September 1, 2011

•        Exhibit 10.9 — Unbranded Supply Agreement, dated July 28, 2006, by and between Susser Petroleum Company, LP and Valero Marketing and Supply Company, L.P. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Commission)

•        Exhibit 10.10 — Branded Distributor Marketing Agreement (Valero Brand) dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Commission)

•        Exhibit 10.11 — Branded Distributor Marketing Agreement (Shamrock Brand) dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Commission)

•        Exhibit 10.12 — Master Agreement, dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP, as amended (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Commission)

•        Exhibit 21.1 — List of Subsidiaries of Susser Petroleum Partners LP

We have included the supply agreements between subsidiaries of Susser Holdings Corporation (“SHC”) and each of Chevron and Valero, which will be assigned to an entity which will become a subsidiary of the Partnership at the closing of the offering contemplated by the Registration Statement, as exhibits 10.8, 10.9, 10.10, 10.11 and 10.12 to the Registration Statement.  Pursuant to Rule 406 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), portions of the Valero supply agreements (exhibits 10.9, 10.10, 10.11 and 10.12) have been omitted pursuant to a request for confidential treatment.  As set forth in Rule 406(b), the Partnership has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “*.*” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing.  In addition, along with its confidential treatment request, the Partnership has provided for the Commission’s review un-redacted versions of each exhibit referenced above.

Further, we undertake to file all other omitted exhibits as soon as possible to allow the Staff sufficient time to review.

2.                                      In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on either the New York Stock Exchange or the NASDAQ Global Select Market. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

Response:

We undertake to provide in future amendments to the Registration Statement all material information other than information we are entitled to omit pursuant to Rule 430A as soon as possible to allow the Staff sufficient time to review.  We discussed our proposed listing with representatives of the New York Stock Exchange (the “NYSE”) and we have been informed that the NYSE is in the process of conducting its standard confidential eligibility review.  Based on these discussions, we expect to receive a clearance letter from the NYSE on or about August 2, 2012, and we intend to submit our original listing application as soon as possible thereafter.  We have revised our disclosure to indicate that we intend to apply to list the common units on the NYSE.  Further, we undertake to provide updated disclosure regarding the status of our original listing application with each amendment to the Registration Statement.

3.                                      Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the

Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response:

We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements prior to submitting a request for accelerated effectiveness of the Registration Statement.

4.                                      You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response:

We will provide an estimated price range and related disclosure to the Staff as soon as possible to allow the Staff sufficient time to review.

5.                                      Please provide us with all promotional and sales materials prior to their use. See Industry Guide 5, Section 19.D. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

Response:

We acknowledge that sales materials are subject to the Staff’s review and comment. No sales materials will be given to any prospective investors in connection with the offering other than a preliminary prospectus and any material provided in connection with the directed unit program described on page 213 of Amendment No. 1. The Partnership intends to conduct a “road show” in connection with the offering that will include a slide presentation. Hard copies of the slide presentation will not be distributed.

Summary, page 1

6.                                      Please provide us with supplemental support for each of the statistical claims included in your filing such as your statements that you “are the largest independent motor fuel distributor.” For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party’s consent.

Response:

We are supplementally providing support for each of the statistical claims included in the Registration Statement, including highlighted copies of each third-party report referenced therein.  We have not commissioned any third-party reports for use in connection with the Registration Statement.

7.                                      Expand this section to disclose that any units held by a person or group that owns 20% or more of the common units cannot vote on any matter. Tell us why you do not believe that such units do not constitute a separate security given that they do not have voting rights.

Response:

We acknowledge the Staff’s comment and have revised page 13 of the summary in Amendment No. 1 to include a statement that our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter.

We do not believe that common units held by a person or group who owns 20% or more of our outstanding common units constitute a separate class of security, as they are identical to common units held by holders of less than 20%.  The provisions of our partnership agreement that limit voting rights of certain holders of 20% or more of our outstanding common units are intended to discourage a person or group from attempting to remove Susser Petroleum Partners GP LLC as our general partner or from otherwise changing our management.  These restrictive provisions do not change the rights associated with the common unit (each unit issued has one vote), but instead result in the non-recognition of the exercise of such right by any holder who has accumulated more than 20% of our outstanding common units.  At such time as these units are sold to a holder of less than 20% of our common units, those rights will again be recognized.  To the extent the holder no longer holds 20% or more of our common units, the voting rights associated with his remaining common units will again be recognized.

Our Management, page 5

8.                                      Please indicate the number of directors.

Response:

We acknowledge the Staff’s comment and have revised pages 5 and 131 of Amendment No. 1 to state that upon the completion of this offering, we expect that our general partner will have at least four directors.

Summary of Conflicts, page 6

9.                                      Briefly indicate how the partnership agreement “restricts the remedies available to our unitholders.”

Response:

We acknowledge the Staff’s comment and have revised page 6 of Amendment No. 1 to include a brief description of how our partnership agreement will restrict the remedies available to our unitholders.

Risk Factors, page 20

Certain of Our Contracts with Suppliers . . ., page 24

10.                               Quantify the percentage of purchases subject to contracts with early payment and volume-related discounts.

Response:

We acknowledge the Staff’s comment and have revised page 25 of Amendment No. 1 to include a statement that for the year ended December 31, 2011, on a pro forma basis, we would have received early payment and volume-related discounts on approximately 30% of the motor fuel volumes we purchased during that period.

Our General Partner has a Limited Call Right . . ., page 38

11.                               We note that the general partner has the right in certain circumstances to call and purchase all common units. If applicable, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised. If you believe an exemption from the tender offer rules would be available, please explain why.

Response:

We believe the tender offer rules are inapplicable with respect to any exercise by the general partner of the Partnership of its call right in respect of remaining outstanding common units. Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 states that the tender offer rules do not apply to “calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Similar to call right provisions provided for in the partnership agreements of other master limited partnerships, the Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP will provide the general partner of the Partnership, or any of its affiliates, with a limited call right, as further described in the Registration Statement.

Use of Proceeds, page 47

12.                               With regards to the second bullet, if the substantive use is to make a distribution to the SHC, state that clearly. The purchase of the U.S Treasuries or other investment grade securities appears to simply be the vehicle for that distribution. This comment applies to the disclosure in the Summary as well. Also, expand your disclosure to explain why you are making the distribution.

Response:

We acknowledge the Staff’s comment and have revised pages 9, 48, 161 and 166 of Amendment No. 1 to clarify that the proceeds of the $146.8 million term loan will be used to make a $146.8 million distribution to SHC.  We have also expanded our disclosure on pages 9 and 48 of Amendment No. 1 to explain that the purpose of the $146.8 million distribution to SHC is to finance in part the Partnership’s acquisition of the assets transferred by SHC to the Partnership in connection with this offering.

13.                               In footnote (3) on page 59, you cite the $146.8 million of term loan borrowing but also indicate that you will finance $42.5 million in expansion capital expenditures by “selling $42.5 million of U.S. Treasury or other investment grade securities.” It is not clear whether the $42.5 million is part of the $146.8 million referenced. Please advise or revise.

Response:

In connection with the closing of the initial public offering, we expect to purchase $146.8 million of U.S. Treasury or other investment grade securities (“Qualifying Securities”), which will serve as collateral for the $146.8 million of borrowings under our term loan facility that we expect to incur in connection with the initial public offering.  As described in footnote 3 to the forecast, we expect to sell $42.5 million of our Qualifying Securities that serve as collateral to the term loan facility to finance expansion capital expenditures during the twelve months ending September 30, 2013.  In order to release $42.5 million of our Qualifying Securities as term loan collateral prior to selling such securities, we must repay an equivalent amount of borrowings under our term loan facility.  We intend to finance the repayment of our term loan facility with $42.5 million of borrowings under our revolving credit facility.

We have revised the disclosure in Amendment 1 on page 62 to clarify that the $42.5 million of our Qualifying Securities which will be sold to finance expansion capital expenditures will be sold from the $146.8 million of the Qualifying Securities purchased in connection with the closing of the initial public offering.  We further revised the disclosure on page 62 to reflect that, prior to such sales of the Qualifying Securities, we will repay our term loan with an equivalent amount of borrowings under our revolving credit facility in order to release the $42.5 million of Qualifying Securities as term loan collateral.

Cash Distribution Policy and Restrictions on Distributions, page 50

14.                               We note that you intend make quarterly distributions. Revise the tables on pages 54-55 and 58 to demonstrate your ability to have made historically, and going forward, quarterly distributions. With regards to historical results, quantify any shortfalls.

Response:

We acknowledge the Staff’s comment and have added tables on pages 58 and 59 of Amendment No. 1 to illustrate our unaudited pro forma available cash for each of the four quarters in the twelve months ended December 31, 2011 and for each of the four quarters in the twelve months ended March 31, 2012 and a table on page 61 to illustrate our estimated cash available for distribution for each of the four quarters in the twelve months ending September 30, 2013.  In each of these tables, we have inserted placeholders to quantify any shortfalls or amounts in excess of the minimum quarterly distribution and will provide that information in a subsequent amendment to the Registration Statement once information regarding our expected minimum quarterly distribution and the number of our common units and subordinated units is available.

15.                               Please disclose here the pro forma net income per limited partner unit, as disclosed on page F-10.

Response:

We acknowledge the Staff’s comment and have revised the tables on pages 55, 58, 59 and 61 in Amendment No. 1 to show pro forma net income per common unit and per subordinated unit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

Factors Impacting the Comparability of Our Financial Results, page 85

General and Administrative Expenses, page 86

16.                               We note that you have provided disclosure here regarding the allocation of certain expenses by Susser Holdings Corporation. Please provide disclosure regarding the attribution model used to allocate costs incurred on behalf of your predecessor as part of the footnotes to your financial statements. Your revised disclosure should include a statement, if true, that management believes that the method of expense allocation used is reasonable. Refer to SAB Topic 1B1.

Response:

We acknowledge the Staff’s comment and have revised pages F-21 and F-41 of Amendment No. 1 to provide additional disclosure regarding the attribution method used to allocate costs incurred on behalf of our predecessor and to include a statement that management believes that this method of expense allocation is reasonable.

Historical Results of Operations of Our Predecessor, page 89

17.                               Please revise the analysis of your operating results to provide information regarding each of your financial statement line items.

We acknowledge the Staff’s comment and have revised pages 93 through 98 of Amendment No. 1 to provide additional information with respect to certain line items, including the additional information requested by the Staff pursuant to Comment 18.  We respectfully submit that we believe we have included a discussion of all changes to financial statement line items that would be material to potential investors in accordance with the Commission’s rules and regulations.  Instruction 4 to Item 303(a) of Regulation S-K states:

“Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole; Provided, however, That if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate. Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements.”

We believe that a discussion of financial statement line items that have not materially changed or are not material to the Partnership’s results of operations would not enhance the reader’s understanding of the financial statements.

18.                               Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues in each period for which financial statements are presented in your filing. For example, quantify the impact of changes in the wholesale selling price per gallon of motor fuel and changes in gallons sold. Your revised disclosure should also provide an analysis of the relationship between changes in revenues and cost of sales. Refer to Item 303(A)(3) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised pages 93 through 98 of Amendment No. 1 to quantify, to the extent possible, the impact of each causal factor identified as causing a change in our revenues in each period for which financial statements are presented and to provide an analysis of the relationship between changes in revenues and costs of sales.

Pro Forma Results of Operations, page 91

19.                               We note that you have provided a supplemental discussion regarding operating results based upon pro forma information. Please expand your introductory discussion to explain how the pro forma presentation was derived, why management believes the presentation is useful, and any potential risks associated with using such a presentation (e.g., the potential that such results might not necessarily be indicative of future results).

Response:

We acknowledge the Staff’s comment and have expanded the discussion on page 95 in Amendment No. 1 to explain that our assets have historically been a part of the integrated operations of SHC, and our predecessor distributed motor fuel and other petroleum products to SHC, as opposed to third parties, without receiving any profit margin. Accordingly, the gross profit in our predecessor’s historical consolidated financial statements relates only to the profit margin received from third parties for our wholesale distribution services and from consignment contracts that will be retained by SHC following the completion of this offering.  The pro forma information was derived based upon known volumes distributed by our predecessor to SHC reflected in our predecessor’s historical financial statements, for which our predecessor did not receive any profit margin, and the profit margin contained in the SHC Distribution Contract with regard to those volumes. The pro forma information was also derived based upon the volumes distributed by our predecessor under consignment arrangements, for which it historically received variable margins, and the profit margin contained in the SHC Distribution Contract with regard to those volumes.

Management believes the pro forma presentation is useful to investors because, had it been in effect during the historical periods presented, the SHC Distribution Contract would have had a substantial impact on our historical results of operations as a result of (i) the fixed profit margin that we would have earned on the motor fuel distributed to SHC instead of no margin historically reflected in our predecessor financial statements and (ii) the fixed profit margin that we would have received on all volumes sold to consignment locations instead of the variable and higher margin received by our predecessor under consignment contracts.

We have also included a statement on page 96 in Amendment No. 1 that the pro forma information may not be indicative of our future performance and actual future results may differ materially from those presented in the pro forma results of operations.

Cash Flows of Our Predecessor, page 93

20.                               Please expand your disclosure to provide additional analysis of material changes in operating, investing and financing cash flows and the reasons underlying those changes. Your revised disclosure should provide additional information regarding the material sources and uses of cash in each period. For additional guidance, refer to SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 98 and 99 in Amendment No. 1 to provide additional analysis of material changes in operating, investing and financing cash flows and material sources and uses of cash in each period.

Business, page 107

Legal Proceedings, page 125

21.                               We note that you are not a party to any material legal proceedings. To the extent applicable, address any material proceedings involving your general partner or predecessor which might have a material impact on the partnership.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 130 in Amendment No. 1 to state that we do not believe that any legal proceedings involving our predecessor will have a material impact on the Partnership.  Our general partner is not involved in any legal proceedings.

Management, page 126

Management of Susser Petroleum Partners LP, page 126

22.                               We note that the executive officers of your general partner “will allocate their time between managing [y]our business and the business of SHC,” but that they intend “to devote as much time as is necessary for the proper conduct of [y]our business.” Please quantify, to the extent practicable, the amount or percentage of professional time each of your executive officers will devote to your business.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 131 and 135 in Amendment No. 1 to state that we currently expect that the executive officers of our general partner, other than Rocky B. Dewbre, will allocate approximately

15% of their time to managing the Partnership’s business.  We expect that Mr. Dewbre will allocate approximately 60% of his time to managing the Partnership’s business.

Executive Officer Compensation, page 129

Compensation Discussion and Analysis, page 129

Overview, page 129

23.                               We note that you “will not directly employ any of the persons responsible for managing [y]our business,” but that you “will reimburse SHC for compensation related expenses attributable to the portion of the [SHC] executive’s time dedicated to providing services to [you].” To the extent that a material amount of the compensation to be paid to those employees at SHC will be for services provided to the partnership, provide information about SHC’s compensation arrangements that complies with Item 402 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have provided information about SHC’s compensation arrangements that complies with Item 402 of Regulation S-K on pages 139 through 158 in Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 165

Disposition of Units, page 173

Allocations Between Transferors and Transferees, page 174

24.                               We note that you have not yet filed the tax opinion of Vinson and Elkins. We may have additional comments once you have filed that exhibit.

Response:

We will supplementally provide the Staff with Exhibit 5.1 — Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered and Exhibit 8.1 — Opinion of Vinson & Elkins L.L.P. relating to tax matters when available.

Financial Statements

General

25.                               Please be mindful of your need to update the financial statements for each entity. Refer to Rule 3-12 of Regulation S-X. In addition, with each amendment to your filing, please monitor the need to provide updated auditors’ consents with regard to each entity pursuant to Item 601(23) of Regulation S-K.

Response:

We undertake to provide in future amendments updated financial statements that may be required by Rule 3-12 of Regulation S-X and include the appropriate auditors’ consents with regard to each entity pursuant to Item 601(b)(23) of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Statements of Susser Petroleum Partners LP, page F-2

26.                               Please revise the introduction to your pro forma financial statements to indicate your pro forma financial statements may not be indicative of your operations going forward as they include various allocated corporate operating expenses and do not include the effects of other agreements that may be entered into with Susser Holdings Corporation and its other subsidiaries.

Response:

We acknowledge the Staff’s comment and have revised page F-2 in Amendment No. 1 to indicate that our pro forma financial statements may not be indicative of our operations going forward as they include various allocated corporate operating expenses, among other things.

27.                               Please revise to provide separate columns for each transaction reflected in your pro forma financial statements.

Response:

We acknowledge the Staff’s comment and have revised the pro forma financial statements on pages F-3 through F-6 in Amendment No. 1 to provide additional columns to separately show the pro forma effects of: (i) the predecessor’s retained operations; (ii) the entry into the SHC Distribution Contract and the SHC Transportation Contract; (iii) assets contributed to the Partnership by SHC; and (vi) the offering related adjustments.

Note 2 — Pro Forma Adjustments and Assumptions, page F-8

28.                               We note that pro forma adjustments (d) and (h) reflect adjustments for freight and other logistics services that you will perform in the future. Please tell us how these adjustments are directly attributable to the transactions for which pro forma financial statements have been presented. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised the footnotes on pages F-8 and F-9 of Amendment No. 1 to clarify that the adjustments for freight and other logistics services reflect the elimination of our predecessor’s freight-related net profit or expense, as the transportation and logistics business will be retained by our predecessor.  In addition, certain logistics services that were previously subject to cost reimbursement by SHC to our predecessor will be covered by the fuel margin to be charged under the SHC Distribution Contract after the offering and, as such, we have revised footnote (f) to clarify that we have eliminated the cost reimbursement related to these logistics services.

Financial Statements of Susser Petroleum Company LLC (Predecessor)

Note 2 — Summary of Significant Accounting Policies, page F-27

Revenue Recognition, page F-31

29.                               Please clarify your revenue recognition policy to indicate when revenue is recognized relative to when motor fuels are shipped or delivered to customers. Your current disclosure indicates that revenue is recognized “at the time of sale or when fuel is delivered...” Please explain whether the time of sale is ever at the time of shipment or before delivery.

Response:

We acknowledge the Staff’s comment and have revised page F-31 of Amendment No. 1 to clarify our revenue recognition policy to indicate that revenues from motor fuel sales are generally recognized at the time that fuel is delivered to the customer and to state that shipment and delivery of motor fuel generally occurs on the same day.

Cost of Sales, page F-32

30.                               We note your disclosure that costs of sales does not include depreciation expense. Please note the guidance per SAB Topic 11B which requires additional disclosure and the need to exclude figures for income before depreciation when cost of sales excludes depreciation, and revise your presentation accordingly.

Response:

We acknowledge the Staff’s comment and have revised page F-32 of Amendment No. 1 to state that cost of sales does not include any depreciation of our property, plant and equipment, because any depreciation expense attributed to costs of sales would not be significant.

Deferred Branding Incentives, page F-32

31.                               Please explain your deferred branding incentive agreements to us in further detail. In your response, please explain how the related liabilities are measured and how you determined that it is appropriate to amortize them on a straight-line basis.

Response:

It is common practice in the motor fuels business for fuel refiners such as Exxon, Chevron and others to offer incentives to their customers for entering into agreements to exclusively sell their brand of fuel.  These contractual relationships generally require certain signage and image requirements to be met over a multi-year term.  Some incentives may be paid by the refiners up front in a lump-sum while others are paid over several years, and may be contingent on selling minimum volumes of fuel for a specified number of years.  These “branding incentives” must be repaid in part or in full if the fuel facility is “debranded” within a specified number of years, per the contract terms.

Our predecessor has historically received these branding incentives upon entering into certain branded fuel supply contracts.  Our intent, supported by past practice, is to fulfill the terms of the contracts, including the required term.  Our practice is to record these incentives received as a deferred liability on our balance sheet and to amortize them in accordance with the guidance found in EITF 02-16 (ASC 605-50) in a “systematic and rational allocation,” which we have determined to be a straight-line basis over the term of the contract.   The amortization of these incentives is recorded as a credit to cost of sales, thereby spreading the benefit over the life of the respective agreement.

We have revised page F-32 of Amendment No. 1 to clarify that deferred branding incentives are amortized on a straight-line basis over the term of the agreement as a credit to cost of sales.

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Sarah K. Morgan at Vinson & Elkins L.L.P. at (713) 758-2977 or David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SUSSER PETROLEUM PARTNERS LP

By:	/s/ Mary E. Sullivan
Mary E. Sullivan
Executive Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:                                 David P. Oelman, Vinson & Elkins L.L.P.

Alan P. Baden, Vinson & Elkins L.L.P.